Exhibit (a)(18)

Press release

Stockholm, Sweden 28 November 2007

Hexagon successfully acquires approximately 93.3% of NovAtel shares

Hexagon Canada Acquisition Inc., a wholly-owned direct subsidiary of Hexagon AB, has successfully taken-up all of the shares tendered and not validly withdrawn pursuant to its tender offer for all of the outstanding common shares of NovAtel Inc. (NASDAQ: “NGPS”) at an offer price of USD 50 in cash per share.

The tender offer and withdrawal rights expired at 5:00 p.m., New York, New York time, on 27 November 2007. According to the depositary for the offer, a total of 8 647 240 shares of common shares of NovAtel were tendered and not validly withdrawn prior to the expiration of the offer (including 306 716 shares delivered pursuant to the guaranteed delivery procedures). Shareholders who validly tendered prior to the expiration of the offer and whose shares were not validly withdrawn will promptly receive the offer price of USD 50 in cash per share. As a result of the purchase of the common shares of NovAtel in the tender offer, Hexagon, through Hexagon Canada, now owns approximately 93.3 % of the outstanding common shares of NovAtel other than shares owned by Hexagon or any of its affiliates prior to the offer.

Hexagon intends to acquire the remaining outstanding common shares of NovAtel not previously tendered by means of a compulsory acquisition in accordance with Canadian law on the same terms as the common shares acquired under the tender offer. After the consummation of the compulsory acquisition, Hexagon intends to cause NovAtel’s common shares to cease to be traded on the Nasdaq Global Select Market.

Following the completion of the compulsory acquisition, NovAtel will become a wholly-owned subsidiary of Hexagon but will conduct its business relations with other subsidiaries of Hexagon on an arms length basis.

"Hexagon is excited for NovAtel to join the Hexagon group. We expect great things from NovAtel as it continues to operate independently and grow as a pure play supplier in the market for high precision Global Navigation Satellite System technology solutions to OEMs", says Ola Rollén, CEO and President of Hexagon AB.

The solicitation and the offer to buy NovAtel’s common shares is only made pursuant to the Amended Offer to Purchase and related materials that Hexagon, Hexagon Canada and NovAtel filed with the SEC on 19 October 2007, as amended on 2 November 2007, 7 November 2007, 21 November 2007 and 28 November 2007. Shareholders should read the Amended Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Shareholders can obtain the Amended Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Morrow & Co, LLC by calling 1-800-607-0088 (call toll-free), the information agent for the offer, or from Morgan Stanley by calling 1-877-219-1920 (call toll-free), the dealer manager for the offer, or from Mellon Investor Services LLC by calling 1-800-777-3674 (call toll-free), the depositary of the offer.

Hexagon AB (publ)	P.O Box 1112	Phone: +46 8 601 26 20
Registration number 556190-4771	SE-131 26 Nacka Strand	Fax: +46 8 601 26 21
Registered Office: Stockholm	Sweden	www.hexagon.se

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding the completion of the acquisition of NovAtel, including the expected timetable for completing the transaction and any other statements about future events. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, the ability of the parties to consummate the transaction described herein. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see Hexagon's Annual Report by going to Hexagon's Investors Website at www.hexagon.se.

For further information please contact:

Sara Kraft, IR Manager, Hexagon AB, +46 8 601 26 27, ir@hexagon.se

Hexagon AB is a global technology group with strong market positions within measurement technologies and polymers. Hexagon’s vision is to be number one or number two in each strategic business area. The group has about 9 400 employees in 30 countries and net sales of about 14 000 MSEK.

Hexagon AB (publ)	P.O Box 1112	Phone: +46 8 601 26 20
Registration number 556190-4771	SE-131 26 Nacka Strand	Fax: +46 8 601 26 21
Registered Office: Stockholm	Sweden	www.hexagon.se